Direct Selling Acquisition Corp.

5800 Democracy Drive

Plano, TX 75024

September 21, 2021

VIA EDGAR

Melanie Singh

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Direct Selling Acquisition Corp.

Registration Statement on Form S-1

Filed August 23, 2021, as amended

File No. 333-258997

Dear Ms. Singh:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Direct Selling Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 23, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Direct Selling Acquisition Corp.

By: /s/ Dave Wentz
Name: Dave Wentz
Title: Chief Executive Officer and Chairman

cc:	David A. Sakowitz, Winston & Strawn LLP

[Signature Page to Acceleration Request]